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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-27564

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 3/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHAINCE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 AVENUE OF THE AMERICAS, 33RD FLOOR
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith George	212-668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilfred Daye, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHAINCE SECURITIES LLC, as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: WDaye

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Chaince Securities, LLC

Financial Statements and Supplemental Schedules With

Report of Independent Registered Public Accounting Firm and Exemption Report With

Report of Independent Registered Public Accounting Firm

As of and For the Period from January 1, 2025 to March 31, 2026

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Chaince Securities, LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Chaince Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Chaince Securities, LLC (the Company) as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the period from January 1, 2025 through March 31, 2026, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
June 26, 2026


Chaince Securities, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026


ASSETS

Cash and cash equivalents	$	1,602,182
Receivable from clearing broker		15,665
Deposit with clearing broker		94,469
Accounts receivable		30,000
Fixed assets		11,336
Prepaid expenses		13,218
Other assets		4,862
Right of use Assets		937,981
Due from Related Party	$	11,667
TOTAL ASSETS	$	2,721,379

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	31,886
Due to Parent		26,878
Accrued expenses		10,000
Deferred revenue		30,000
Operating lease liability		1,055,435
TOTAL LIABILITIES		1,154,199

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY		1,567,180
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,721,379


See accompanying notes to financial statements

3



Chaince Securities, LLC
STATEMENT OF INCOME
AS OF AND FOR THE PERIOD FROM JANUARY 1, 2025 TO MARCH 31, 2026


REVENUES:	
Private Placement	443,479
Consulting fees	895,000
Other income	65,582
TOTAL REVENUES	1,404,061
OPERATING EXPENSES:	
Employee compensation and benefits	24,000
Commissions	128,932
Rent expense	117,454
Data services	23,731
Clearance charges	33,471
Professional Fees	210,498
Regulatory Fees	19,150
Dues and Subscriptions	21,464
Travel and entertainment	71,908
Office Expense	8,957
Other Expenses	18,292
TOTAL OPERATING EXPENSES	677,856
NET INCOME	$ 726,204


See accompanying notes to financial statements

4


Chaince Securities, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF AND FOR THE PERIOD FROM JANUARY 1, 2025 TO MARCH 31, 2026

MEMBERS' EQUITY, January 1, 2025	840,977
Net Income	726,204
MEMBERS' EQUITY, MARCH 31, 2026	$ 1,567,181

See accompanying notes to financial statements

Chaince Securities, LLC
STATEMENT OF CASH FLOWS
AS OF AND FOR THE PERIOD FROM JANUARY 1, 2025 TO MARCH 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 726,204
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Receivable from clearing broker	(15,665)
Deposit from clearing broker	(94,469)
Accounts receivable	(30,000)
Prepaid expenses	(13,218)
Due from Related Party	(11,667)
Other assets	(4,862)
Right of use assets	(937,981)
Increase (decrease) in operating liabilities:	
Accounts payable	31,886
Due to Parent	26,878
Accrued expenses	10,000
Deferred revenue	30,000
Operating lease liability	1,055,435
Net cash provided by operating activities	772,542
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed assets	(11,336)
Net cash used in investing activities	(11,336)
NET INCREASE IN CASH	761,206
CASH AT BEGINNING OF THE PERIOD	840,977
CASH AT END OF THE PERIOD	$ 1,602,182
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income taxes	$ -

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Chaince Securities is a Limited Liability company headquartered in New York, New York and formed on May 15, 2023 under the laws of the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The Company provides financials advisory and consulting services to customers, and introduces investors for private placements. In August 30, 2023, the Company succession by amendment was approved by FINRA. The Company has adopted a fiscal year-end of March 31, 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Cash
Cash consists of funds maintained in a checking account held at financial institutions.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts was not required at March 31, 2026. The Company recorded bad debt expense of $4,407 for period ending March 31, 2026.

Revenue Recognition

Significant Judgments
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Private Placements

The Company acts as a placement agent and earns revenue when qualified investors place capital into fund offerings. Revenues are recognized at point in time when amounts are reasonably determinable and the fund receive the benefit of the placement. The performance obligation is satisfied when the investor is placed into the fund.

Consulting Fees
The Company provides certain consulting services to customers. Revenues for these arrangements are generally recognized at the point in time that performance under the contract is completed, or upon termination of the agreement. However, for certain contracts, revenue is recognized over time as material performance obligations are simultaneously satisfied by the Company and consumed by the customer. In certain circumstances, significant judgment is required to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to the satisfaction of the related performance obligations are recorded as contract liabilities until distinct material performance obligations within context of contract are satisfied.

Contract Assets and Liabilities
The Company presents a contract liability when the customer has paid consideration, or if a payment is due as of the reporting date, but the Company has not yet satisfied its performance obligation by transferring goods or services. The Company had contract liabilities of $30,000 as of March 31, 2026, and none as of December 31, 2024.

The Company presents a contract asset if the customer is yet to pay consideration or if payment is due as of the reporting date for previously satisfied performance obligations. The Company had no contract assets as of March 31, 2026, or December 31, 2024.

Income Taxes
Income Taxes - Chaince Securities is a disregarded entity for income tax purposes and, accordingly, income or loss of the single-member LLC would be treated as the sole member's individual income or loss.

Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the period ended March 31, 2026, and does not expect any material adjustments to be made.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $1,496,097 which was $1,481,682 in excess of its required net capital of $14,415. The Company's ratio of aggregate indebtedness to net capital was 0.145 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

<u>Cash</u>
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2026, the amount in excess of insured limits of $250,000 was $1,271,414.

NOTE 5 – SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets.   The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as to pay distributions to the Parent. The Company's CODM is the CEO. All of the Company's customers are based in the United States. The Company derived approximately 50% of its revenue from two clients. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 7 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2026, or during the year then ended.

Leases

The Company entered into an agreement to sublease office space in New York, NY, with a lease commencement date of January 1, 2026, and terminating April 30, 2029. The Company's sublease terms do not include options to extend or terminate the sublease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There is no option to purchase at the end of the sublease. The Company has recorded a right-of-use asset for the operating lease for office space in New York that is stated at cost less accumulated depreciation, amortization, and impairment.

The operating lease has a weighted-average remaining lease term of 3.08 years and weighted-average discount rate of 7.0%.

Maturities of lease liabilities under operating leases as of March 31, 2026 are as follows:

Fiscal year ending March 31:	
2027	350,064
2028	390,640
2029	400,406
2030	33,435
Total undiscounted lease payments	1,174,544
Less interest	119,109
Total lease liability	1,055,435

NOTE 8 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no events which took place that would have a material impact on its financial statements.

Chaince Securities, LLC
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2026

COMPUTATION OF NET CAPITAL

TOTAL MEMBERS' EQUITY	$	1,567,181
DEDUCTIONS AND/OR CHARGES:		
Accounts receivable		(30,000)
Fixed assets		(11,336)
Prepaid expenses		(13,218)
Other assets		(4,862)
Due from Related Party		(11,667)
NET CAPITAL	$	1,496,098

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS		
Accounts payable	$	31,886
Due to Parent		26,878
Accrued expenses		10,000
Deferred revenue		30,000
Operating lease liability	$	117,454
Total	**$**	**216,218**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

COMPUTED MINIMUM NET CAPITAL REQUIRED (THE GREATER OF	$	14,415
$5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS)	$	5,000
EXCESS OF NET CAPITAL	$	1,481,683
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.1445 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the

See accompanying report of independent registered public accounting firm.

Chaince Securities, LLC
SCHEDULE II & III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of March 31, 2026

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

See accompanying report of independent registered public accounting firm.

12



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Chaince Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Chaince Securities, LLC (the "Company"), in which the Company:

(1) identified paragraph (k)(2)(ii) of Rule 15c3-3 under which it claimed an exemption from Rule 15c3-3 with respect to its introducing broker activities cleared on a fully disclosed basis;

(2) stated that it met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ended March 31, 2026, without exception with respect to such introducing broker activities; and

(3) The Company is also filing this Exemption Report because its other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited exclusively to private placements of securities, acting as underwriter or selling group participant in best efforts offerings (including best efforts IPOs), and mergers and acquisitions advisory services. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year, except as described in the Exemption Report.

Management's Responsibility
The Company's management is responsible for the statements in the Exemption Report and for compliance with the exemption provisions and provisions of Footnote 74 identified therein.

Auditor's Responsibility
Our responsibility is to express a conclusion on the statements in the Exemption Report based on our review. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of the Exemption Report consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination, the objective of which is the expression of an opinion on the Exemption Report. Accordingly, we do not express such an opinion.

Conclusion
Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 or the provisions of Footnote 74.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
June 26, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Chaince Securities, LLC Exemption Report

Chaince Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 (17 C.F.R. § 240.17a-5). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(2)(ii) with respect to its activities as an introducing broker that clears transactions on a fully disclosed basis with its clearing firm.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception with respect to such introducing broker activities.

(3) The Company is also filing this Exemption Report because its other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited exclusively to private placements of securities, acting as underwriter or selling group participant in best efforts offerings (including best efforts IPOs), and mergers and acquisitions advisory services. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year, except for the matter described below.

Exception: On November 19, 2025, in connection with a private placement an investor wired $2.2 million in gross subscription proceeds to the Company's bank account. The funds remained in the Company's account for approximately two days. Upon advice from the Company's compliance consultant to achieve compliance with Rule 15c3-3, the Company returned the full $2.2 million to the investor on November 21, 2025. No placement fee or other compensation was retained by the Company from these funds.

I, Wilfred Daye, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Wilfred Daye CEO
Chaince Securities, LLC
Date of Report: 06/24/2026

Signed by:

Wilfred Daye

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